Articles of Amendment to

Amended and Restated Articles of Incorporation

The undersigned officer of Standard Management Corporation (hereinafter referred to as the “Corporation”) existing pursuant to the provisions of the Indiana Business Corporation Law (hereinafter referred to as the “Law”), desiring to give notice of corporate action effectuating amendment of certain provisions of its Amended and Restated Articles of Incorporation, certifies the following facts:

ARTICLE I

Amendment

Section 1.  The name of the Corporation following the Amendment to the Amended and Restated Articles of Incorporation is Standard Management Corporation.

Section 2. The exact text of Article V, Section 1 of the Amended and Restated Articles of Incorporation, as amended (hereinafter referred to as the “Amendment”), now is as follows:

     The total number of shares which the Corporation has authority to issue is Three Hundred One Million (301,000,000) shares without par value.

Section 3. The exact text of Article V, Section 2 of the Amendment now reads as follows:

     The total authorized shares of the Corporation shall consist of the following classes and amounts:

      (a) Three Hundred Million (300,000,000) shares of Common Stock; and

      (b) One Million (1,000,000) shares of Preferred Stock.

The Common Stock of the Corporation shall in all respects entitle the holder to the same rights and preferences, and subject the holder to the same qualifications, limitations, and restrictions, as all other shareholders of Common Stock.

The shares of Preferred Stock shall be issued from time to time in one or more series, with such distinguishing designations, and with such preferences, limitations and relative voting and other rights as shall be determined as stated by the Board of Directors before issuance of any such series, in and by the resolution or resolutions authorizing the issuance of any such series pursuant to authority so to do, which is hereby expressly vested in the Board of Directors.

ARTICLE II

Manner of Adoption and Vote

Section 1. Action by Directors.

The Board of Directors of the Corporation duly adopted a resolution proposing to amend the terms and provisions of Article V, Sections 1 and 2 of the Amended and Restated Articles of Incorporation. The resolution was adopted at a meeting of the Board of Directors of the Corporation held on January 14, 2008, and adopted by a majority of the members of the Board of Directors.

Section 2. Action by Shareholders.

The Shareholders of the Corporation entitled to vote in respect of the Amendment, adopted the proposed Amendment. The Amendment was adopted at a meeting of the Shareholders held on April 15, 2008. The result of such vote is as follows:

Common Shares entitled to vote:	45,740,920
Common Shares represented at the meeting:	34,051.933
Common Shares voted in favor:	33,020,611
Common Shares voted against:	993,008

Section 3. Compliance with Legal Requirements.

The manner of adoption of the Amendment, and the vote by which it was adopted, constitute full legal compliance with the provision of the Law, the Amended and Restated Articles of Incorporation and the Bylaws of the Corporation.

ARTICLE III

Statement of Changes Made With Respect to

Any Increase in the Number of Shares

Heretofore Authorized

Aggregate Number of Shares Previously Authorized:	201,000,000

Increase:	100,000,000

Aggregate Number of Shares to be Authorized After Effect of this Amendment:	301,000,000

I hereby verify subject to the penalties of perjury that the facts contained herein are true.

Current Officer’s Signature

 /s/Ronald D. Hunter

Officer’s Printed Name

Ronald D. Hunter

Officer’s Title

Chairman, CEO and President